                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

During the month of July 2011, accounts were opened and funded for the DF Dent Profit Sharing Trust and for Thomas F. O’Neil, Jr. each with a balance of greater than 25% of DF Dent Midcap Growth Fund's (the "Fund") outstanding shares. The DF Dent Profit Sharing Trust and Thomas F. O’Neil, Jr. owned 27.27% and 26.77% of the Fund, respectively, and thus controlled the Fund as of that date.

In the month of November 2011, the percentage of shares of the Fund registered to Thomas F. O’Neil, Jr. fell to 22.26% of the Fund’s outstanding shares and thus no longer controlled the Fund as of that date.